

Mail Stop 4631

Via U.S. Mail and Facsimile

July 22, 2009

Mr. Peter W. Walcott
Senior Vice President, General Counsel and Secretary
Entegris, Inc.
129 Concord Road
Billerica, MA 01821

Re: Entegris, Inc.
Form S-3
Filed June 25, 2009
File No. 333-160212

Dear Mr. Walcott:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please be advised that we will not take action to accelerate the effectiveness of the current registration statement until you clear outstanding staff comments on your Form 10-K for the year ended December 31, 2008.

2. We note that the debt securities may be guaranteed by one or more of your subsidiaries. See your disclosure on page 12. If this is the case, please register the offer and sale of the guaranteed debt security, identify each of the subsidiaries that will potentially guarantee the debt securities and have each of the subsidiary guarantors sign the registration statement. Please note that at the time of effectiveness, the registration statement must be in compliance with the financial statement requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. Please advise.

3. We note that securities registered may be sold separately or as units with the other securities registered under the Form S-3. Please revise to identify the units as a separate security, pay the appropriate registration fee, and revise the disclosure throughout the registration statement as appropriate.

Description of Preferred Stock, page 8
Description of Depositary Shares, page 9
Description of Debt Securities, page 12

4. We note various statements regarding the descriptions in each of these sections including that the disclosure "may not be complete" or is "subject to and qualified in its entirety by reference to the more complete descriptions set forth in our Amended and Restated Certificate of Incorporation, as amended, and our Amended Bylaws." You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

Where You Can Find More Information, page 27

5. We note that you use the former address of the Commission's public reference room. Please revise to update the address of the public reference room of the Commission as set forth in Item 12(c)(2)(ii) of Form S-3.

Legal Opinion, Exhibit 5.1

6. We note that you are registering depositary shares and preferred share purchase rights. Please have counsel revise its opinion to cover these securities.

7. Counsel must opine on the laws of the state governing the indenture. Please have counsel provide an opinion on the laws of the state of New York.

8. Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: David Walek, Esq. *(via facsimile 617/ 235-0219)*
Ropes & Gray LLP
One International Place
Boston, MA 02110